VIA EDGAR & FACSIMILE

October 27, 2004

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          InSight Health Services Holdings Corp.

                Annual Report on Form 10-K for the Year Ended 6/30/04

                File Number 333-75984-12

Dear Mr. Riedler:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your October 14, 2004 letter.  The numbers below correspond to the comment numbers set forth in your letter.

1.                                      Please address the following comments by amending your Form 10-K for the fiscal year ended 6/30/04.

In accordance with our counsel’s discussion with Sasha Parikh of the Staff, we will amend our Form 10-K after the Staff approves the proposed changes to the Form 10-K set forth below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.                                      We noted your response to our comment 55 and we reissue our comment in part.  Please expand your disclosure in Management’s Discussion and Analysis to include the following:

•                  State the steps you take in collecting accounts receivable.  Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

•                  Disclose in comparative tabular format, your accounts receivable payor mix concentrations.

•                  Discuss the steps you take in determining the adequacy of your reserves (i.e., allowance look back analysis, cash-to charge ratios, etc.).

Mr. Jeffrey Riedler

October 27, 2004

In response to the first and third bullet points in this comment, the Registrant will include the following disclosure in the Amendment No. 1 to the Form 10-K (the “Form 10-K/A”)  under the subsection “Revenues” of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) (the bold and highlighted language represents new text):

“Revenues

We receive revenues by providing services to patients, hospitals and other healthcare providers.  Our patient services revenues are billed, on a fee-for-service basis, directly to patients or third-party payors such as managed care organizations, Medicare, Medicaid, commercial insurance carriers and worker’s compensation funds (collectively, “payors”).  Our collection policy is to obtain all required insurance information at the time a procedure is scheduled, and to submit an invoice to the payor immediately after a procedure is completed.  Most third-party payors require pre-authorization before an MRI or PET procedure is performed on a patient. Patient services revenues also includes balances due from patients, which are generally collected at the time the procedure is performed.  Our charge for a procedure is primarily comprised of charges for both the technical and professional components of the service.  Patient services revenues are presented net of (1) related contractual adjustments, which represent the difference between our charge for a procedure and what we will ultimately receive from payors, and (2) payments due to radiologists for interpreting the results of the diagnostic imaging procedures.  Our billing system does not generate contractual adjustments.  Contractual adjustments are manual estimates based upon an analysis of (i) historical experience of contractual payments from payors and (ii) the outstanding accounts receivables from payors.  Contractual adjustments are written off against their corresponding asset account at the time a payment is received from a payor, with a reduction to the allowance for contractual adjustments to the extent such an allowance was previously recorded.

We refer to our revenues from hospital, physician groups and other healthcare providers as contract services revenues.   Contract services revenues are primarily generated from fee-for-service arrangements, fixed fee contracts and management fees billed to the hospital, physician group or other healthcare provider.  Contract services revenues are generally billed to our customers on a monthly basis.  Contract services revenues are recognized over the applicable contract period.  Revenues collected in advance are recorded as unearned revenue.

The provision for doubtful accounts related to revenues is reflected as an operating expense rather than a reduction of revenues and represents our estimate of amounts that will be uncollectible from patients, payors, hospitals and other healthcare providers.  The provision for doubtful accounts includes amounts to be written off with respect to (1) specific accounts involving customers, which are financially unstable or materially fail to comply with the payment terms of their contract and (2) other accounts based on our historical collection experience, including payor mix and the aging of patient accounts receivables balances. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. Receivables deemed to be uncollectible, either through a

Mr. Jeffrey Riedler

October 27, 2004

customer default on payment terms or after reasonable collection efforts have been exhausted, are fully written off against their corresponding asset account, with a reduction to the allowance for doubtful accounts to the extent such an allowance was previously recorded.  Our historical write-offs for uncollectible accounts is not concentrated in a specific payor class.”

The Registrant will also revise the paragraph regarding Trade Accounts Receivable under the subsection “Critical Accounting Policies and Estimates” of the MD&A to read as follows (the bolded and underlined language is new text):

“Trade Accounts Receivables: We review our trade accounts receivables and our estimates of the allowance for doubtful accounts and contractual adjustments each period. Contractual adjustments are manual estimates based upon an analysis of (i) historical experience of contractual payments from payors and (ii) the outstanding accounts receivables from payors.  Contractual adjustments are written off against their corresponding asset account at the time a payment is received from a payor, with a reduction to the allowance for contractual adjustments to the extent such an allowance was previously recorded.  Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known.  The provision for doubtful accounts includes amounts to be written off with respect to (1) specific accounts involving customers, which are financially unstable or materially fail to comply with the payment terms of their contract and (2) other accounts based on our historical collection experience, including payor mix and the aging of patient accounts receivables balances.  Receivables deemed to be uncollectible, either through a customer default on payment terms or after reasonable collection efforts have been exhausted, are fully written off against their corresponding asset account, with a reduction to the allowance for doubtful accounts to the extent such an allowance was previously recorded.  Our historical write-offs for uncollectible accounts receivables is not concentrated in a specific payor class.  While we have not in the past experienced material differences between the amounts we have collected and our estimated allowances, the amounts we realize in the future could differ materially from the amounts assumed in arriving at the allowance for doubtful accounts and contractual adjustments.”

In response to the second bullet point in this comment, the Registrant believes that further information regarding the accounts receivable payor mix concentrations would not materially assist investors in understanding the Registrant’s business.  The Form 10-K already reflects in the third paragraph under the “Revenues” section of the MD&A that historical write-offs for uncollectible accounts is not concentrated in a specific payor class.  Based on background information provided by Ms. Parikh, the Registrant understands that this comment was intended in part to focus on the portion of receivables attributable to self-paying patients which is often significant in the healthcare industry.  Because diagnostic imaging procedures, particularly MRI and PET, are some of the more expensive healthcare services, self-pay patients are not material to the Registrant’s business.  It is the Registrant’s policy to obtain pre-authorization from third-party payors prior to performing the procedures.  Hospitals and other healthcare providers have more self-pay patients because they provide a broader spectrum of healthcare services, which may not require pre-authorization.  Specifically, for the year ended June 30, 2004, self-pay

Mr. Jeffrey Riedler

October 27, 2004

patients represented less than 1% of the Registrant’s consolidated revenues and, as of June 30, 2004, self-pay accounts receivable represented less than 2% of the Registrant’s gross accounts receivable.

3.                                      We noted your response to our comment 67 and we reissue our comment in part.  Please specifically state in your disclosure if your billing system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made.  If an estimate is made, state what factors are considered in determining the estimate.  This information is not clear in your current disclosure.

As discussed in the response to Comment 2 above, the Registrant intends to include the following disclosure in the MD&A section of the Form 10-K/A:

“Our billing system does not generate contractual adjustments.  Contractual adjustments are manual estimates based upon an analysis of (i) historical experience of contractual payments from payors and (ii) the outstanding accounts receivables from payors.  Contractual adjustments are written off against their corresponding asset account at the time a payment is received from a payor, with a reduction to the allowance for contractual adjustments to the extent such an allowance was previously recorded.”

4.                                      We note that you present Adjusted EBITDA.  It is unclear that your disclosure complies with Item 10 of Regulation S-K.  In this regard, please address the following:

•                  Include a presentation of the most directly comparable financial measure or measures.  It appears that cash flow from operations, investing and financing activities should be disclosed.

•                  Reconcile Adjusted EBITDA to Cash Flows from Operations instead of net income as it is not appropriate to reconcile a liquidity measure to net income.

•                  Clarify why you do not believe that the adjustment of “Acquisition related compensation charge” represents a recurring charge that would be prohibited under Item 10.  Also, tell us if this adjustment is specifically discussed in your debt covenants.

•                  It appears that the presentation of Adjusted EBITDA within results of operations is not appropriate.  Further the discussion of Adjusted EBITDA should not replace a discussion of net income.

The Registrant will include in the Form 10-K/A a revised MD&A with: (i) a table showing cash flows from operations, investing and financing, and (ii) a reconciliation of Adjusted EBITDA to net cash provided by operating activities instead of net income.

The Registrant believes that the “acquisition related compensation charge” is not a recurring charge because it relates solely to the Registrant’s acquisition of its predecessor, which resulted

Mr. Jeffrey Riedler

October 27, 2004

in the cancellation of all outstanding common stock, options and warrants of the predecessor, and the predecessor became  a wholly owned subsidiary of a company without any publicly traded equity.  Since October 2001, the Registrant has not had any similar charges and at this time does not expect to incur any similar charges within the next two years.  This charge is not specifically addressed in the Registrant’s debt covenants, but the terms of the covenants recognize the unique nature of the charge and treat it as an “extraordinary event” and add the charge back into the calculations of the Registrant’s ratio covenants.

The Registrant will remove the presentation of Adjusted EBITDA from within the “Results of Operations” subsection and present such information in the “Liquidity and Capital Resources” subsection.  The Registrant intends to revise the Liquidity and Capital Resources subsection to include the following:

“Set forth below is historical cash flow data for us and our predecessor, InSight, for the periods indicated. The cash flows for the year ended June 30, 2002 have been derived by combining our results of operations for the year ended June 30, 2002 with the cash flows of InSight from July 1, 2001 to October 17, 2001, the date we acquired InSight. These combined cash flows have been prepared for comparative purposes only and do not purport to be indicative of what cash flows would have been if we had owned InSight for the entire year ended June 30, 2002.  Our operations after the Acquisition are substantially consistent with the operations of InSight prior to the Acquisition.  In addition, we have no operations other than our investment in InSight.  As such, InSight is considered our predecessor in accordance with Regulation S-X.

	Years Ended June 30,
	2004	2003	2002
	(Amounts in Thousands)
Cash Flow Data:
Net cash provided by operating activities	$60,120	$61,756	$54,421
Net cash used in investing activities	(142,250)	(102,705)	(243,155)
Net cash provided by (used in) financing activities	92,988	42,720	191,692

The following table sets forth our earnings before interest, taxes, depreciation and amortization excluding the acquisition related compensation charge, or Adjusted EBITDA, for the years ended June 30, 2004, 2003 and 2002.  Adjusted EBITDA has been included because we believe that it is a useful tool for us and our investors to measure our ability to meet debt service, capital expenditure and working capital requirements.  We have excluded the “acquisition related compensation charge” from EBITDA as it relates solely to our acquisition of InSight, our predecessor, which resulted in the cancellation of all outstanding common stock, options and warrants of InSight, and InSight became a wholly owned subsidiary of a company without any publicly traded equity.  We do not expect a similar charge to recur in the next two years.  Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net cash provided by operating activities or other traditional indicators of operating performance or liquidity determined in accordance with accounting principles generally accepted in the United States.  While Adjusted EBITDA is used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations.  We present the discussion of Adjusted

Mr. Jeffrey Riedler

October 27, 2004

EBITDA because covenants in the indenture governing our senior subordinated notes and the credit agreement relating to our credit facility contain ratios based on this measure.  Our reconciliation of Adjusted EBITDA to net cash provided by operating activities is as follows:

	Years Ended June 30,
	2004	2003	2002
	(Amounts in thousands)

Net cash provided by operating activities	$60,120	$61,756	$54,421
Provision (benefit) for income taxes	1,950	3,266	(2,100)
Interest expense, net	40,682	37,514	38,867
Write-off of debt issuance costs	-	-	(7,378)
Gain on sale of fixed-site center	2,129	-	-
Net change in operating assets and liabilities	(592)	(7,489)	219
Adjusted EBITDA	$104,289	$95,047	$84,029

Adjusted EBITDA increased approximately 9.7% from approximately $95.0 million for the year ended June 30, 2003, to approximately $104.3 million for the year ended June 30, 2004.  This increase was due to (1) the Central Valley, CDL and CMI acquisitions (approximately $7.1 million, $10.2 million and $3.8 million, respectively), and (2) the fixed-site centers opened in 2004 and 2003 (approximately $0.7), partially offset by a reduction at existing facilities (approximately $11.9 million) and a reduction at the fixed-site center we sold in 2004 (approximately $0.5 million).  Adjusted EBITDA for the fixed division increased approximately 24.2% from approximately $59.1 million for the year ended June 30, 2003, to approximately $73.4 million for the year ended June 30, 2004.  This increase was due primarily to (1) the Central Valley and CMI acquisitions (approximately $7.1 million and $3.8 million, respectively), (2) an increase at our existing fixed-site centers (approximately $3.3 million) and (3) our fixed-site centers we opened in 2004 and 2003 (approximately $0.7 million), partially offset by a reduction at the fixed-site center we sold in 2004 (approximately $0.5 million).  Adjusted EBITDA for the mobile division increased approximately 1.5% from approximately $55.5 million for the year ended June 30, 2003, to approximately $56.3 million for the year ended June 30, 2004.  This increase was due to (1) the CDL acquisition (approximately $10.2 million), partially offset by a reduction at our existing mobile facilities (approximately $9.4 million).

Adjusted EBITDA increased approximately 13.1% from approximately $84.0 million for the year ended June 30, 2002, to approximately $95.0 million for the year ended June 30, 2003.  This increase was due to: (1) our existing facilities (approximately $1.6 million), (2) the buyout of operating leases and the conversion of operating leases to capital leases in 2002 (approximately $7.2 million) and (3) the Central Valley acquisition (approximately $2.2 million).  Adjusted EBITDA for the fixed division increased approximately 10.3% from approximately $53.6 million for the year ended June 30, 2002, to approximately $59.1 million for the year ended June 30, 2003.  Adjusted EBITDA for the mobile division increased approximately 25.0% from approximately $44.4 million for the year ended June 30, 2002, to approximately $55.5 million for the year ended June 30, 2003.”

Mr. Jeffrey Riedler

October 27, 2004

Certain Relationships and Related Transactions, page 78

5.                                      We note your response to comment 75.  Although you filed the agreements addressed by that comment as exhibits 10.18, 10.19, and 10.21 to your 2004 Form 10-K, we note that you have now entered into resignation agreements with Steven T. Plochocki and Michael S. Madler.  Please file these agreements as exhibits with your amendment.

The Registrant will file the resignation agreements with Messrs. Plochocki and Madler as exhibits to the Form 10-K/A.

Financial Statements

Note 3.  Summary of Significant Accounting Policies

b.  Consolidated Financial Statements

6.                                      We noted your response to our comment 107 and we reissue our comment.  Please provide us with the accounting literature you are relying on to consolidate your 50% controlled partnership to support your accounting treatment.  Tell us what consideration was given to SOP 78-9, EITF 97-2, FIN 46, and any other literature you deem applicable.  Clarify if your wholly owned subsidiary is the sole general partner of the 50% owned partnership and discuss any rights that the other partners have regarding the partnership and why those rights do not preclude consolidation.

The Registrant considered SOP 78-9, EITF 97-2, FIN 46 and EITF 96-16 when determining to consolidate its 50% partnership.

Although the Registrant has a 50% investment in the partnership, the Registrant has significant rights that give the Registrant effective control of the partnership.  These rights include, but are not limited to:

(1)          control of all employment matters,

(2)          responsibility for all accounting matters,

(3)          responsibility for funding working capital,

(4)          responsibility for capital budgeting and financing matters,

(5)          day-to-day operating control,

(6)          authorizing equipment leasing, managed care and payor contracts, and

(7)          control of litigation matters.

The other partner in the partnership has only certain protective rights, such as:

(1)          the right to jointly approve amendments to partnership agreements,

Mr. Jeffrey Riedler

October 27, 2004

(2)          the inability of the partnership to terminate their equity interest without their approval, and

(3)          the ability to jointly approve contracts in excess of $60,000 annually.

EITF 96-16 distinguishes between “participatory” rights and “protective” rights.  Participatory rights allow the minority shareholder to participate in the financial and operating decisions of the partnership made in the ordinary course of business.  Protective rights are simply protective of the minority shareholder’s interest in the investee.  We do not believe the foregoing rights of the other partner material impede upon our operational control.

The partnership is not a real estate venture or investment as mentioned in SOP 78-9, Accounting for Investments in Real Estate Ventures.  However, based upon the above factors and consistent with SOP 78-9’s discussion of paragraph 3 of APB Opinion 18, the Registrant has determined that it does have the power to control the partnership as a subsidiary through the significant rights extended solely to the Registrant.

EITF 97-2 indicates implications to other medical service providers beyond physician management entities, and the Registrant has determined that it has a controlling financial interest as indicated in the criteria found in EITF 97-2.  The criteria indicating controlling financial interest are as follows:

(1)          The term of the partnership agreement is 26 years.

(2)          The partnership agreement is not terminable by either partner without the other partner’s consent.

(3)          The Registrant is responsible for ongoing, major and central operations of the partnership which includes the capital budgeting and operating process.

(4)          The Registrant has the sole right to hire and terminate all employees of the partnership.

(5)          As a partner, the Registrant has the right to receive income from the partnership consistent with its equity interest in the performance of the financial operations of the partnership.

The Registrant has also evaluated this partnership under the provisions of FIN 46 and determined that the partnership is not a variable interest entity.

The Registrant intends to revise the disclosure regarding this partnership to read as follows in the Form 10-K/A (the bolded and highlighted language is new text):

“We have direct ownership in 50 percent of an additional Partnership, which operates a fixed-site center.  This Partnership is comprised of two general partners.  We are the managing general partner and have significant rights which give us effective control of the Partnership while the other partner has only certain protective rights.  In addition we are primarily responsible for funding working capital of the Partnership and the long-term debt of the Partnership has always been included in our consolidated financial statements.  Total assets and revenues as of and for the year ended June 30, 2004 for our 50 percent

Mr. Jeffrey Riedler

October 27, 2004

controlled entity which is consolidated were approximately $3.0 million and $7.4 million, respectively.”

d. Revenue Recognition

7.                                      Refer to your response to comment 108.  Please clarify in the note why it is appropriate to record your revenue net of payments due to radiologists, specifically stating that you are not the primary obligor.

The Registrant intends to insert the following sentence as a new third sentence in the “Revenue Recognition” footnote in the Form 10-K/A:

“We report payments made to radiologists on a net basis because (i) InSight is the not the primary obligor for the provision of professional services, (ii) the radiologists receive contractually agreed upon amounts from collections and (iii) the radiologists bear the risk of non-collection.”

m. New Pronouncements

8.                                      Please clarify if you have any entities that qualify as a variable interest entity and disclose your accounting treatment for those entities.  The statement under (3) that you did not enter into any SPE, joint venture or partnership agreements subsequent to January 31, 2003 that would have a material impact is not clear.

The Registrant does not have any variable interest entities.

The Registrant will revise the last sentence under (3) in the Form 10-K/A in both the “New Prouncements” subsection of MD&A and the footnotes in the Registrant’s consolidated financial statements:

“We do not have any entities that qualify as a VIE.”

The Registrant acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with SEC;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registrant’s filings with the SEC; and

•                  the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler

October 27, 2004

In order to satisfy a contractual obligation, the Registrant intends to file a Form S-4 (the “Form S-4”) registration statement with the SEC for an exchange offer on or before November 2, 2004.  If possible, the Registrant would like to incorporate any comments you may have to this response letter in the Form 10-K/A and the Form S-4 before such date.  We look forward to working with you to expedite this matter.  I can be reached at (949) 282-6130.

Sincerely,

/s/ Marilyn U. MacNiven-Young

Marilyn U. MacNiven-Young

Executive Vice President,

General Counsel and Secretary